1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	November 22, 2013		By /s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON CHANGE OF REPRESENTATIVE OF SECURITIES AFFAIRS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Yanzhou Coal Mining Company Limited (the “Company”) announces that Mr. Huang Xiaolong resigned from the position of the representative of securities affairs of the Company due to position relocation. According to the requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the Company’s articles of association and Mechanism on Information Disclosure Management, the board of directors (the “Board”) of the Company decided to appoint Mr. Jin Qingbin as the new representative of securities affairs of Company to assist the work of the secretary to the Board.

Mr. Jin Qingbin does not have any connected relationship with the controlling shareholder of the Company, the Company’s actual controller or shareholders who hold more than 5% shareholding in the Company. Mr. Jin Qingbin has not been subject to any reprimand from the China Securities Regulatory Commission or disciplinary action of the Shanghai Stock Exchange.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Huang Xiaolong for his valuable contributions to the Company during his term of service.

The biographical details of Mr. Jin Qingbin are as follows:

Mr. Jin Qingbin was born in 1977 with Chinese nationality. Mr, Jin Qingbin is a senior economist and an university graduate. His career began in 1998. He had worked for the Company’s Board secretariat since November 2011. Mr. Jin Qingbin obtained the qualification certificate for board secretary of a listed company issued by the Shanghai Stock Exchange in November 2008.

The contact information of Mr. Jin Qingbin is as follow:

Office address:	Office of the Secretary to the Board 298 Fushan South Road, Zoucheng City Shandong Province, the PRC

Postal code:	273500

Tel:	(86 537) 5382319

Fax:	(86 537) 5383311

Email address:	yanzhoucoal@163.com

By order of the board of directors
Yanzhou Coal Mining Company Limited
Zhang Baocai
Director and Company Secretary

Zoucheng, Shandong Province, the PRC

22 November 2013

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC